
LOCAL CALIFORNIA FARMS
chareau
ALOE LIQUEUR
Q1 2017 INVESTOR PRESENTATION
Property of Charron Favreau LLC – Private and Confidential



The Original Aloe Liqueur

All-Natural and craft distilled in small batches using fresh ingredients sourced from local California farms. **Chareau is an American Made Farm-to-Table Spirit**

SMALL BATCH

#0010

chareau

ALOE LIQUEUR

25% ALC/VOL 750 ML

It's Perfectly Balanced to Sip, Shake, or Stir

With the versatility to make handcrafted refreshing cocktails with any base spirit such as vodka, gin, rum, whiskey or tequila





and the simplicity to enjoy sipped over ice right out of the bottle

Chareau has now become synonymous with "Aloe" on cocktail menus across the country.



…And It's The Only One of Its Kind

You can taste the freshness of the ingredients, because Chareau has NO Artificial Flavors, Coloring, Preservatives or Sweeteners.

- ½ THE SUGAR & ½ THE CALORIES OF THE COMPETITION

- 25% ALCOHOL BY VOLUME

- NATURALLY GLUTEN FREE

"FANTASTIC"

-CBS Best of LA



- Difford's Guide



INGREDIENTS: Aloe Vera, Cucumber, Eau de Vie, Lemon Peel, Muskmelon, Spearmint, Sugar & Water

Handmade in California





Chareau is produced in-house on an Arnold Holstein German Copper Pot Still using fresh ingredients from local California farms

Production, bottling, and labeling are done by hand in Camarillo, CA

Having our own Distilled Spirits Plant allows us to produce the Best Quality Spirit, AND

- **Increase gross margins** from 36.67% up to over 65%
- **Decrease our shelf price** to be in line with our competition
- **Scale immediately**

The Right Spirit at the Right Time



CRAFT SPIRITS

Market share doubled over the last two years to 2% of all spirit sales and is expected to grow another 300% to reach 8% market share by 2020. (Market Watch)

LIQUEURS

Generated $2.6 Billion in supplier revenue in the U.S. in 2015. Of that, $546 million is from High-End Premium Liqueurs - Up 82% since 2010. (Park Street)

ALOE VERA

Non-Alcoholic Aloe Vera beverages grew 25.7% in the U.S. in 2015. (SPINS)

Comparable Spirit Acquisitions

Brand	Category	Buyer	Year	Revenue (million)	Price (million)	Valuation (Multiple of Revenue)	Source
Hpnotiq	Liqueur	Heaven Hill	2005	$2.2	$40	18.0x	**
42 Below	Vodka	Bacardi	2006	$7.0	$91	13.0x	**
Chambord	Liqueur	Brown-Forman	2006	$15.6	$255	16.3x	**
Cabo Wabo	Tequila	Campari	2007	$9.5	$91	9.6x	**
Ultimat	Vodka	Patron	2007	$2.4	$17	7.1x	*
Effen	Vodka	Jim Beam	2009	$10.0	$68	6.8x	*
Leblon	Cachaca	Bacardi (30%)	2010	$2.0	$12	20.0x	**
Zacapa	Rum	Diageo	2010	$12.7	$200	15.8x	**
Skinny Girl	Vodka	Beam	2011	$8.0	$90	11.2x	**
Average – All Brands				$7.7	$96	13.1x	

Sources: *Double Cross Presentation, **Park Street

Below are some of the recent acquisitions 2011-2016 that have not yet disclosed price/valuation to the public

      

But Don't Just Take Our Word…



The New York Times
Wine&Spirits
7x7 San Francisco
CNBC
FOOD & WINE
INSPIRATION SERVED DAILY
InStyle
SOMA
THE TASTING PANEL
Los Angeles Magazine
EATER
OBSERVER
imbibe LIQUID CULTURE
Los Angeles Times
MICHIGAN AVENUE
LAS VEGAS WEEKLY
CHILLED RAISE YOUR SPIRITS
ZAGAT

"It could easily be the next big thing"
Leslie Ventura (Las Vegas Weekly)

"Has bartenders falling head over heels"
Garrett Snyder (Tasting Table)

"The only product of its kind on the market...a spirit that has a quintessentially fresh scent and taste"
Kelli B. Grant (CNBC)

"Chareau is already being touted as potentially the next St. Germain"
Simon Difford (Difford's Guide)



SMALL BATCH
#0004
chareau
ALOE LIQUEUR
25% ALC/VOL 750 ML

Now Available at the Best Bars & Restaurants

BAR/RESTAURANT	HOTEL/RESORT	RETAIL
Mastro's Steakhouse	The Standard	Total Wine & More
Hakkasan	Ace Hotel	Astor Wines & Spirits New York City
Gordon Ramsay Pub & Grill	The Hollywood Roosevelt	Binny's Beverage Depot
Border Grill	Caesars Palace	Spec's Wines·Spirits·Finer Foods
Patina Restaurant Group	The Ritz-Carlton®	K&L Wine Merchants Established 1976
Death & Co	Wynn Las Vegas	





















Over ***1000+*** *accounts in 16 states!*

Chareau has been featured on the cocktail menu at some of the best bars & restaurants in the country from the pairing at **Alinea** in Chicago, a top 20 restaurant in the world, to the *Spa Cocktail at* **Mastro's Steakhouses** nationwide and the *Ramsay Gin & Tonic* at **Gordon Ramsay Caesars Palace**, named after their celebrity chef.

Distribution Partners are Growing by the Day



Distribution
Current Distribution











SMALL BATCH
#0004
chareau
ALOE LIQUEUR
25% ALC/VOL 750 ML

Young's Market Company

TENZING
A WINE AND SPIRITS COMPANY

BREAKTHRU
BEVERAGE GROUP

THE Winebow GROUP

Team



Kurt Charron
FOUNDER & DISTILLER

MANAGEMENT: 10 years in the beverage industry, as well as, 6+ years in hospitality. Kurt is a graduate of USC and the Lloyd Greif Center for Entrepreneurial Studies with a B.S. in Business, and also a graduate of The Ethanol Technology Institute in Montreal, QC and the Kothe Distillation Program.

    

| Juyoung Kang | Liz Pearce | Helen Diaz | John Peet | Karen Grill |
| *Las Vegas* | *Chicago* | *San Francisco* | *Nashville* | *Los Angeles* |

BRAND AMBASSADORS: We have a team of some of the best and most award-winning bartenders in the country spreading the word and making cocktails.

park ◆ street

BACK OFFICE: Park Street Imports has experience working with hundreds of successful wine and spirits brands like Aviation Gin, Domaine de Canton, and Fortaleza Tequila.

They handle all back office, compliance and logistics for Chareau.

SANDSTROM PARTNERS

BRANDING: Sandstrom Partners is located in Portland, OR with past credits that include St. Germain, Bulleit Bourbon, Aviation Gin, and Tazo Teas.

For Chareau, they have developed a beautiful and cohesive brand narrative based on a California farm-to-table product that is unique to the spirits market. They continue to create brand collateral and aid in the brand's direction.



Kurt Charron

Founder & Distiller

Cell: (818)326-5916

Email: kurt@chareau.us